UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2020

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________ to _________________

Commission File Number: 0-21660

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN’S INTERNATIONAL, INC.

2002 Papa John’s Boulevard

Louisville, Kentucky 40299-2367

(502) 261-7272

Papa John’s International, Inc. 401(k) Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator

Papa John’s International, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MCM CPAs & Advisors LLP

Louisville, Kentucky

June 17, 2021

We have served as the auditor of the Plan since 2006.

Papa John’s International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Assets
Cash	$518	$—

Investments at fair value:
Papa John's International, Inc. common stock	4,933,697	3,976,780
Mutual funds	53,130,027	43,573,422
Pooled separate accounts	21,888,872	22,169,733
Collective trust fund	3,132,322	3,097,220
Total investments	83,084,918	72,817,155

Receivables:
Contributions receivable from participants	1,413	—
Contributions receivable from employer	1,306,543	1,025,802
Notes receivable from participants	1,984,783	2,329,383
Total receivables	3,292,739	3,355,185

Net assets available for benefits	$86,378,175	$76,172,340

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2020 and 2019

	2020	2019
Additions (deductions):
Investment income:
Net appreciation in fair value of investments	$12,161,503	$13,751,878
Interest and dividend income	1,029,793	1,151,619
Total investment income	13,191,296	14,903,497

Contributions:
Participant	5,516,381	4,448,647
Rollover	542,177	928,067
Employer	1,306,543	1,025,802
Total contributions	7,365,101	6,402,516

Benefits paid to participants	(10,069,400)	(4,955,421)
Administrative fees	(281,162)	(275,625)
Net increase	10,205,835	16,074,967

Net assets available for benefits at beginning of year	76,172,340	60,097,373
Net assets available for benefits at end of year	$86,378,175	$76,172,340

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

1. Description of Plan

The following description of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

Papa John’s International, Inc. (the “Company”) established the Plan on October 1, 1995. The Plan is a defined contribution plan available to all eligible employees of the Company and its subsidiaries, who have attained the age of twenty-one and have completed three months of service as defined by the Plan.  Highly compensated employees, as defined by the Plan, are restricted from deferring contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Contributions

Participants may voluntarily elect to contribute from 1 to 75 percent of annual eligible wages to their accounts within the Plan. Participant contributions are subject to Internal Revenue Code (“IRC”) limits. The Company may, at its discretion, make matching or profit sharing contributions to the Plan. The Company contributed, to participants who completed 1,000 hours of service and were actively employed on the last day of the 2020 and 2019 Plan years, a matching amount equal to 35 cents for every dollar, respectively, contributed by the participants up to a maximum of the first 6 percent of the participants’ eligible compensation contributed to the Plan.  Participants who die, retire, or are disabled during the Plan year also receive Company matching contributions.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company’s profit sharing contribution and Plan earnings. All contributions are allocated at the direction of the participant among selected investment funds. Each fund’s investment income or loss, less any investment management fee, is allocated to participants’ accounts based on their proportionate interest in the fund. The value of participant accounts will fluctuate with the market value of the securities in which the accounts are invested.

Vesting

Participant contributions and the earnings on those contributions are immediately vested to the participant. Company discretionary contributions and related earnings vest subject to a five-year graded vesting schedule which is based on years of vesting service. To receive vesting service for a Plan year, a participant must have completed at least 1,000 hours of service during the Plan year.

Distributions and Payment of Benefits

Vested account balances are payable upon retirement, death or disability, or termination of employment. In-service distributions are also permitted upon meeting certain requirements as defined by the Plan.

The Coronavirus Aid Relief and Economic Security Act (“CARES Act”) was passed by the U.S. Senate on March 26, 2020.  Plan Management approved an amendment to the Plan on April 8, 2020 in response to the CARES Act, which permitted eligible Plan participants to request penalty-free distributions until December 31, 2020 of up to the lesser of $100,000 or 100% of their vested balance for qualifying coronavirus-related reasons.  These reasons included adverse financial consequences due to being quarantined, furloughed, laid-off, having work hours reduced or being unable to work due to a lack of childcare due to COVID-19.  Additionally, the CARES Act waived the 10% penalty tax for early withdrawals, and any early withdrawals would be included in the impacted participant’s taxable income over a three-year

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

period, unless the participant elected to have the withdrawal fully taxed in the year of distribution.  There was no limit to the number of withdrawals each participant could make, and repayments of the withdrawal amounts are allowed if repayment occurs within three years of distribution.

Notes Receivable from Participants

Eligible participants may borrow from their accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans are secured by the balances in the participants’ accounts and are interest bearing at the prime rate plus one percentage point at the time of the loans. The loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. Forfeitures of approximately $30,000 and $32,000 were used to reduce the amount of the employer matching contributions receivable as of December 31, 2020 and 2019, respectively. Forfeited amounts approximated $32,000 and $37,000 at December 31, 2020 and 2019, respectively.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company or Plan participants, as defined by the Plan.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Contributions

Contributions from participants are recorded when the Company makes payroll deductions. Discretionary employer contributions are determined, funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants’ individual accounts.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value (see Note 3). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest.  No allowance for credit losses has been recorded as of December 31, 2020 and 2019.  If a participant ceases to make loan

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management (“Plan Management”) to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value Measurements

The Financial Accounting Standards Board Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three-tier fair value hierarchy includes the following categories:

●	Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.
●	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.
●	Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Papa John’s International, Inc. common stock:

Papa John’s International, Inc. common stock is traded on The NASDAQ Global Select Market tier of The NASDAQ Stock Market under the symbol PZZA. The common stock is valued at its quoted market price at the daily close of NASDAQ on the last business day of the Plan year and is classified as a Level 1 investment.

Mutual funds:

Mutual funds are valued at quoted market prices in an exchange and active market and are classified as Level 1 investments.

Pooled separate accounts:

Pooled separate accounts (“PSAs”) are privately managed through investment companies and are not publicly quoted. PSAs are comprised primarily of shares of registered investment companies held through sub-accounts of an insurance company. The PSAs are valued using net asset value (“NAV”) as a practical expedient to estimate fair value where NAV is based on the value of the underlying investment assets held through sub-accounts of a separate account of an insurance

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

company. This practical expedient is not used when it is determined to be probable that the account will sell the investment for an amount different than the reported NAV. The Plan has concluded that the NAVs reported by the investment companies approximate the fair value of the investments. There are currently no redemption restrictions or unfunded commitments on these investments.

Collective trust fund:

The Principal Stable Value Fund, held in a collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. The objective of the stable value fund is to provide preservation of capital and relatively stable returns regardless of the volatility of the financial markets. The investments are valued using NAV as a practical expedient to estimate fair value where NAV is based on the value of the underlying investment assets owned by the fund, minus its liabilities. This practical expedient is not used when it is determined to be probable that the account will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are currently no redemption restrictions or unfunded commitments on these investments.

The Plan’s investments measured at fair value on a recurring basis as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Papa John's International, Inc. common stock	$4,933,697	$—	$—	$4,933,697
Mutual funds	53,130,027	—	—	53,130,027
Total assets in fair value hierarchy	$58,063,724	$—	$—	58,063,724
Investments measured at NAV (a)				25,021,194
Investments at fair value				$83,084,918

	December 31, 2019
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Papa John's International, Inc. common stock	$3,976,780	$—	$—	$3,976,780
Mutual funds	43,573,422	—	—	43,573,422
Total assets in fair value hierarchy	$47,550,202	$—	$—	47,550,202
Investments measured at NAV (a)				25,266,953
Investments at fair value				$72,817,155

(a)   Includes pooled separate accounts and a collective trust fund which are measured using NAV as a practical expedient and are not classified in the fair value hierarchy. The fair value amounts presented in this table are shown for the purpose of reconciling to the Statements of Net Assets Available for Benefits.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

4. Tax Status

Effective January 1, 2019, the Plan is based on a volume submitter document provided by Principal Financial Group. The Internal Revenue Service (“IRS”) ruled on August 8, 2014 that the volume submitter document is in compliance with the applicable requirements of the IRC.  The Plan has been amended and restated since receiving the IRS determination letter. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan Management to evaluate tax positions taken by the Plan. The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020 and 2019, there are no uncertain tax positions taken or expected to be taken.

The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Transactions with Parties-in-Interest

Transactions in shares of Papa John’s International, Inc. (“Papa John’s”) common stock qualify as allowable party-in-interest transactions under the provisions of ERISA. The Plan held $4,933,697 and $3,976,780 of Papa John’s common stock at December 31, 2020 and 2019, respectively. During the years ended December 31, 2020 and 2019, the Plan had purchases of Papa John’s common stock of approximately $523,000 and $242,000 and sales of $928,000 and $325,000, respectively.

At December 31, 2020 and 2019, the Plan held units in various pooled separate accounts and a stable value fund managed by affiliates of Principal Trust Company, the Plan trustee. These transactions qualify as allowable party-in-interest transactions under the provisions of ERISA.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Changes in Net Assets Available for Benefits.

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization.  The COVID-19 pandemic led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of Papa John’s International, Inc. common stock and other Plan assets.  While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could continue to result in significant disruption of global financial markets.  The extent to which COVID-19 impacts the financial markets will depend on future developments that are highly uncertain and cannot be predicted.  Plan Management will continue to monitor the impact of COVID-19 on the Plan’s financial records.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

7. Reconciliation to the Form 5500

The following is a reconciliation of net assets available for benefits from the Form 5500, “Annual Return/Report of Employee Benefit Plan” (“Form 5500”), which is filed with the Department of Labor, to the financial statements:

	2020	2019
Net assets available for benefits per the Form 5500	$86,378,175	$76,218,768
Adjustment from fair value to net asset value as a practical expedient for collective trust fund	—	(46,428)
Net assets available for benefits per the financial statements	$86,378,175	$76,172,340

The following is a reconciliation of net income per the Form 5500 to net increase per the financial statements:

	2020	2019
Net income per the Form 5500	$10,159,407	$16,159,198
Change in adjustment from fair value to net asset value as a practical expedient for collective trust fund	46,428	(84,231)
Net increase per the financial statements	$10,205,835	$16,074,967

8.  Subsequent Events

Plan Management has evaluated all events or transactions that occurred through June 17, 2021, the date the financial statements were available to be issued and determined that there were no significant events that would have a material impact on its financial statements and related notes.

Supplemental
Schedule

Papa John’s International, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Line 4i

EIN: 61-1203323, Plan Number: 001

As of December 31, 2020

Identity of Issuer, Borrower,		Shares / Units Held or
Lessor, or Similar Party	Description of Investment	Rate of Interest		Value
Common stock:
*Papa John's International, Inc.	Common Stock	58,146	shares	$4,933,697

Mutual funds:
Pimco	Pimco Total Return Institutional Fund	94,859	shares	1,005,506
Vanguard Group	Vanguard Target RMT Income INV Fund	10,729	shares	160,178
Vanguard Group	Vanguard Target RMT 2020 INV Fund	90,778	shares	3,112,778
Vanguard Group	Vanguard Target RMT 2030 INV Fund	271,205	shares	10,997,369
Vanguard Group	Vanguard Target RMT 2040 INV Fund	258,302	shares	11,435,049
Vanguard Group	Vanguard Target RMT 2050 INV Fund	146,364	shares	6,652,253
Vanguard Group	Vanguard Equity-Income ADM Fund	22,202	shares	1,761,264
Vanguard Group	Vanguard Target RMT 2060 INV Fund	50,497	shares	2,201,164
Franklin Templeton Investments	Franklin U.S. Government Securities R6 Fund	42,146	shares	257,515
Blackrock Advisors, LLC	Blackrock High Yield Bond K Fund	193,974	shares	1,512,995
Blackrock Advisors, LLC	Ishares US Aggregate Bond Index K Fund	43,239	shares	471,305
Vanguard Group	Vanguard Small Cap Growth Index ADM Fund	19,077	shares	1,793,444
American Century Investment Management	American Century Mid-Cap Value Fund	51,358	shares	874,107
Dimensional Fund Advisors	DFA Infl Protected SEC I Fund	21,316	shares	282,223
Vanguard Group	Vanguard EMG MK Stk IDX ADM Fund	24,456	shares	1,019,330
Blackrock Advisors, LLC	Ishares MSCI EAFE Int IDX K Fund	3,186	shares	46,795
Blackrock Advisors, LLC	Ishares S&P 500 Index K Fund	7,552	shares	3,355,202
Vanguard Group	Vanguard Small Cap Value Index Admiral Fund	21,275	shares	1,299,280
Blackrock Advisors, LLC	Blackrock Mid-Cap Growth Equity K Fund	110,785	shares	4,892,270
				53,130,027
Pooled separate accounts:
*Principal Life Insurance Company	Diversified International Separate Account	21,972	units	2,609,264
*Principal Life Insurance Company	Small-Cap S&P 600 Index Separate Account	11,519	units	909,804
*Principal Life Insurance Company	Mid-Cap S&P 400 Index Separate Account	18,013	units	1,373,528
*Principal Life Insurance Company	Capital Appreciation Separate Account	160,642	units	8,220,234
*Principal Life Insurance Company	Large-Cap Growth I Separate Account	155,801	units	8,776,042
				21,888,872
Collective trust fund:
*Principal Global Investors Trust Company	Principal Stable Value Z Fund	134,345	units	3,132,322
				3,132,322

*Participant Loans		4.25% to 7.25% per annum		1,984,783
				$85,069,701

*Represents party-in-interest to the Plan.

Cost information not required due to Plan being participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

Date: June 17, 2021	/s/ Ann B. Gugino
Ann B. Gugino
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm